[Reference Translation]
October 24, 2011
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Effect of Floods in Thailand as of October 24, 2011

Toyota Motor Corporation (TMC) sends its sincerest condolences to all those affected by the recent catastrophic flooding in Thailand. TMC announces the current effects of floods in Thailand on TMC’s operations as below.

TMC’s subsidiary in Thailand, Toyota Motor Thailand Co., Ltd. (TMT) produces vehicles at its Samrong, Gateway, and Ban Pho plants. As a result of parts-supply delays, a production halt at TMT’s three plants had been in place for Monday, October 10 through Saturday, October 22. And an additional decision was made to extend the halt for Monday, October 24 through Friday, October 28. As of this time, the recent flooding has had no direct impact on the three plants or their employees.

In addition, due to possible delays in parts-supply from Thailand, other Toyota-affiliated production bases in Asia will start to adjust production levels beginning on Monday, October 24.

Furthermore, due to possible delays in parts-supply from Thailand, TMC will adjust utilization hours at vehicle production plants in Japan for Monday, October 24 through Friday, October 28.

Regarding other countries and regions, TMC is currently inspecting and confirming the effects. Decisions regarding production adjustments, if any, from Saturday, October 29 onwards will be based on a close observation of the situation as it develops.

TMC is continuing to work closely with its parts-supplier and is putting forth effort to restore production as quickly as possible. The effects of the floods on TMC’s financial performance are yet to be assessed. Should any material impacts be anticipated, TMC will make a further announcement in a prompt manner.